UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

EQGP HOLDINGS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Jonathan M. Lushko

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0 Common Units

	8	Shared Voting Power: 0 Common Units

	9	Sole Dispositive Power: 0 Common Units

	10	Shared Dispositive Power: 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 0%

14	Type of Reporting Person: CO (Corporation)

Item 1. Security and Issuer.

This Amendment No. 7 to Schedule 13D (Amendment No. 7) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on May 26, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 22, 2017, Amendment No. 2 to Schedule 13D filed with the Commission on February 22, 2018, Amendment No. 3 to Schedule 13D filed with the Commission on April 27, 2018, Amendment No. 4 to Schedule 13D filed with the Commission on May 22, 2018,  Amendment No. 5 to Schedule 13D filed with the Commission on July 23, 2018 and Amendment No. 6 to Schedule 13D filed with the Commission on October 26, 2018 (as amended, Schedule 13D), and relates to common units (Common Units) representing limited partner interests of EQGP Holdings, LP (formerly known as EQT GP Holdings, LP), a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222. Capitalized terms used in this Amendment No. 7 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

This Amendment No. 7 (this Amendment) is being filed to reflect the fact that, as a result of the completion of the Separation and the Distribution (each as defined below), EQT Corporation (the Reporting Person) no longer beneficially owns any Common Units.  This Amendment No. 7 is filed solely by the Reporting Person.  The other persons that had jointly filed Amendment No. 6 to Schedule 13D pursuant to a joint filing agreement among the Reporting Person and such other persons (the Former Reporting Persons) are updating the information furnished in the Schedule 13D with respect to such Former Reporting Persons by filing a separate statement with respect to their interests in Common Units.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

(a)                                 This Amendment No. 7 is filed by the Reporting Person.

(b)                                 The business address of the Reporting Person is 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania, 15222.

(c)                                  The principal business of the Reporting Person is natural gas production with emphasis in the Appalachian Basin and operations through Pennsylvania, West Virginia and Ohio.

The name and present principal occupation of each director and executive officer of the Reporting Person (Covered Individuals) are set forth in the tables below.

The Covered Individuals, together with the Reporting Person, are collectively referred to herein as the “Covered Persons.”

All Covered Individuals are United States citizens. The business address of each of the Covered Individuals is c/o EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.

Name	Position
Philip G. Behrman	Director
A. Bray Cary, Jr.	Director
Daniel J. Rice IV	Director
James E. Rohr	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Christine J. Toretti	Director
Christina A. Cassotis	Director
William M. Lambert	Director
Gerald F. MacCleary	Director
Anita M. Powers	Director
Robert J. McNally	Director, President and Chief Executive Officer
Erin Centofanti	Executive Vice President, Production
Jimmi Sue Smith	Senior Vice President and Chief Financial Officer
Jeffery C. Mitchell	Principal Accounting Officer

Jonathan M. Lushko	General Counsel and Senior Vice President, Government Affairs
Donald M. Jenkins	Executive Vice President, Commercial Business Development, Information Technology and Safety
David J. Smith	Senior Vice President, Human Resources

(d)—(e)      During the past five years, the Reporting Person has not and, to the Reporting Person’s knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by incorporating by reference herein the information set forth in Item 4 of this Amendment No. 7 regarding the Separation and the Distribution.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following additional disclosures:

Separation and Distribution

As previously disclosed, on November 12, 2018, the Reporting Person completed the separation of its midstream business from its upstream business (the Separation) by means of a pro rata distribution by the Reporting Person to its shareholders of 80.1% of the then issued and outstanding shares of common stock of Equitrans Midstream Corporation (ETRN) (the Distribution). As a result of the Distribution, the Reporting Person no longer beneficially owns any Common Units and no longer controls the general partner of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 The Reporting Person has no beneficial ownership of Common Units. The Reporting Person does not share the power to vote or to direct the vote or to dispose or direct the disposition of any Common Units.  Information regarding the interests of the Former Reporting Persons in Common Units is contained in the Schedule 13D filed on or around the date hereof by the Former Reporting Persons with respect to the Common Units.

In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
Philip G. Behrman	19,741		*
A. Bray Cary, Jr.	19,841	(1)	*
Daniel J. Rice IV	—		*
James E. Rohr	30,940		*
Stephen A. Thorington	43,190		*
Lee T. Todd, Jr.	3,241		*
Christine J. Toretti	—		*
Christina A. Cassotis	—		*
William M. Lambert	—		*
Gerald F. MacCleary	—		*
Anita M. Powers	—		*
Robert J. McNally	—		*
Erin Centofanti	2,000	(2)	*
Jimmi Sue Smith	7,538		*
Jeffery C. Mitchell	1,000		*
Jonathan M. Lushko	3,827		*
Donald M. Jenkins	—		*
David J. Smith	10,681		*

*Less than 1% of the class beneficially owned.

(1) Includes 12,300 Common Units beneficially owned that are held in the Cary Foundation, Inc. in which Mr. Cary has sole voting and investment power.

(2) Includes 1,000 Common Units beneficially owned solely by Ms. Centofanti’s spouse, with respect to which Ms. Centofanti has no voting or dispositive power.

(b)                                 The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference. To the Reporting Person’s knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)                                  Except as described in Item 4 above or elsewhere in this Schedule 13D, the Reporting Person has not, and, to the Reporting Person’s knowledge, except as otherwise noted in the footnotes to the table in Item 5(a), none of the Covered Individuals has, effected any transactions in the Common Units during the past 60 days.

(d)                                 The Covered Individuals have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by, to the Reporting Person’s knowledge, the Covered Individuals.

(e)                                  As described above, the Reporting Person ceased being the beneficial owner of any of the Common Units as of the consummation of the Separation and the Distribution on November 12, 2018.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A

Second Amended and Restated Agreement of Limited Partnership of EQGP Holdings, LP, dated October 12, 2018 (filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

Exhibit B

Second Amended and Restated Limited Liability Company Agreement of EQGP Services, LLC, dated October 12, 2018 (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

Exhibit C

Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit D

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated herein in its entirety by reference).

Exhibit E

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the

Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit F

Contribution and Sale Agreement, dated as of April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit G

Incentive Distribution Rights Purchase and Sale Agreement, dated April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.3 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit H

Press Release, dated October 24, 2018 (filed as Exhibit 99.2 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on October 25, 2018 and incorporated herein in its entirety by reference).

Exhibit I

Press Release, dated November 13, 2018 (filed as Exhibit 99.2 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on November 13, 2018 and incorporated herein in its entirety by reference).

Exhibit J

Separation and Distribution Agreement, dated as of November 12, 2018, by and among EQT Corporation, Equitrans Midstream Corporation and, solely for certain limited purposes therein, EQT Production Company (filed as Exhibit 2.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on November 13, 2018 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 2018

EQT CORPORATION

By:	/s/ Jimmi Sue Smith
Name:	Jimmi Sue Smith
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Schedule 13D/A for EQGP Holdings, LP]

EXHIBIT INDEX

Exhibit A

Second Amended and Restated Agreement of Limited Partnership of EQGP Holdings, LP, dated October 12, 2018 (filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

Exhibit B

Second Amended and Restated Limited Liability Company Agreement of EQGP Services, LLC, dated October 12, 2018 (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

Exhibit C

Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit D

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated herein in its entirety by reference).

Exhibit E

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit F

Contribution and Sale Agreement, dated as of April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit G

Incentive Distribution Rights Purchase and Sale Agreement, dated April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.3 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit H

Press Release, dated October 24, 2018 (filed as Exhibit 99.2 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on October 25, 2018 and incorporated herein in its entirety by reference).

Exhibit I

Press Release, dated November 13, 2018 (filed as Exhibit 99.2 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on November 13, 2018 and incorporated herein in its entirety by reference).

Exhibit J

Separation and Distribution Agreement, dated as of November 12, 2018, by and among EQT Corporation, Equitrans Midstream Corporation and, solely for certain limited purposes therein, EQT Production Company (filed as Exhibit 2.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on November 13, 2018 and incorporated herein in its entirety by reference).